SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 6)



                            GOODRICH PETROLEUM CORP.

                                (Name of Issuer)


                          Common Stock, $.20 par value

                         (Title of Class of Securities)


                                   382410 10 8

                                 (CUSIP Number)


                             David J. Harris, Esq.,
                  1775 Eye Street, N.W. Washington, D.C. 20006
                                 (202) 261-3385

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 August 8, 2002

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------- ----------------------------------------------------------------------
   1
          NAME OF REPORTING PERSON
          SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Josiah T. Austin
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)|_|    (b) x
--------- ----------------------------------------------------------------------
   3
          SEC USE ONLY


--------- ----------------------------------------------------------------------
   4
          SOURCE OF FUNDS
          OO, PF
--------- ----------------------------------------------------------------------
   5
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                           |_|

--------- ----------------------------------------------------------------------
   6
          CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
--------- ----------------------------------------------------------------------
----------------------- --------- ----------------------------------------------
      NUMBER OF
        SHARES             7      SOLE VOTING POWER
     BENEFICIALLY
       OWNED BY                   123,700
         EACH
      REPORTING
        PERSON
         WITH
                        --------- ----------------------------------------------

                           8      SHARED VOTING POWER

                                  2,285,300
                        --------- ----------------------------------------------

                           9      SOLE DISPOSITIVE POWER

                                  123,700
                        --------- ----------------------------------------------

                           10     SHARED DISPOSITIVE POWER

                                  2,285,300
------------ -------------------------------------------------------------------
    11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,409,000

------------ -------------------------------------------------------------------
    12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                                 |_|

------------ -------------------------------------------------------------------
    13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             13.4%
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON
             IN
------------ -------------------------------------------------------------------

--------- ----------------------------------------------------------------------
   1
          NAME OF REPORTING PERSON
          SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          El Coronado Holdings, L.L.C.
--------- ----------------------------------------------------------------------
   2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)|_|    (b) x

--------- ----------------------------------------------------------------------
   3
          SEC USE ONLY



--------- ----------------------------------------------------------------------
   4
          SOURCE OF FUNDS
          WC
--------- ----------------------------------------------------------------------
   5
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                    |_|

--------- ----------------------------------------------------------------------
   6
          CITIZENSHIP OR PLACE OF ORGANIZATION
          Arizona
--------- ----------------------------------------------------------------------
----------------------- --------- ----------------------------------------------
      NUMBER OF            7
        SHARES                    SOLE VOTING POWER
     BENEFICIALLY
       OWNED BY
         EACH
      REPORTING
        PERSON
         WITH
                        --------- ----------------------------------------------
                           8
                                  SHARED VOTING POWER

                                  2,285,300
                        --------- ----------------------------------------------
                           9
                                  SOLE DISPOSITIVE POWER


                        --------- ----------------------------------------------
                           10
                                  SHARED DISPOSITIVE POWER

                                  2,285,300
----------------------- --------- ----------------------------------------------
------------ -------------------------------------------------------------------
    11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,285,300
------------ -------------------------------------------------------------------
    12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                                 |_|


------------ -------------------------------------------------------------------
    13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             12.8%

------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON
             HC
------------ -------------------------------------------------------------------


ITEM 1.  Security and Issuer.

     This Amendment No. 6 to Statement on Schedule 13D heretofore filed on June 4, 2001 is filed with respect to the shares of common stock, $.20 par value ("Common Stock"), of Goodrich Petroleum Corp. (the "Company"). The address of the Company is 815 Walker Street, Houston, Texas 77002. The Statement is being filed on behalf of Josiah T. Austin, a United States Citizen, and El Coronado Holdings, L.L.C. ("ECH"), an Arizona limited liability company whose principal place of business is 12626 Turkey Creek Road, Pearce, Arizona 85625 (collectively the "Reporting Persons") to reflect the following amendments to
Item 3 and Item 5.

ITEM 3.  Source and Amount of Funds or Other Consideration.

Item 3 is amended to include the following:

     The total consideration (exclusive of brokers' commissions) for all shares of Common Stock subject to this Amendment No. 6 is $799,581.81. The Shares of Common Stock herein reported as being beneficially owned by the Reporting Persons were acquired in the following manner:

     1) In his personal capacity and as Trustee for the Austin-Clark Family Irrevocable Life Insurance Trust, the Valerie C. Gordon Trust, the Christina Lowery Trust and the Matthew A. Lowery Trust, Austin purchased, from March 26, 2002 through July 23, 2002, 53,600 shares of Common Stock in the open market for an aggregate consideration (exclusive of brokers' commissions) of $203,360.00 The primary source of funds for these purchases was Austin's own available funds and the available funds of the Trusts; and

     2) Austin is the sole managing Member of ECH. Acting on behalf of ECH, Austin purchased, from April 8, 2002 through August 08, 2002, a total of 147,000 shares of Common Stock in the open market for an aggregate consideration (exclusive of brokers' commissions) of $596,221.80. The primary source of the funds for these purchases was available funds of ECH.

     All dollar amounts are in United States dollars.

Item 5.  Interest in Securities of the Issuer.

     (a) Austin is the beneficial owner of 2,409,000 shares (13.4% based on the 17,914,325 shares of Common Stock outstanding as of August 13, 2002 as reported in the Company's Quarterly Report on Form 10-Q filed on August 14, 2002) of the Common Stock, in his personal capacity, as Trustee for the Austin-Clark Family Irrevocable Life Insurance Trust, the Valerie C. Gordon Trust, the Christina Lowery Trust and the Matthew A. Lowery Trust and as sole Managing Member of ECH. ECH is the beneficial owner of 2,285,300 shares of Common Stock (12.8% based on the 17,914,325 shares of Common Stock outstanding as of August 13, 2002 as reported in the Company's Quarterly Report on Form 10-Q filed on August 14,
2002).

     (b) Austin has the sole power to vote or to direct the vote or to dispose or to direct the disposition of 123,700 shares of the Common Stock. As the sole Managing Member of ECH, Austin shares with ECH the power to vote or to direct the vote or to direct the disposition of the 2,285,300 shares of the Common Stock held by ECH.

     (c) No transactions in the shares of Common Stock have been effected by the Reporting Person in the preceding 60 days, except the following transactions, each of which was made in a broker's transaction in the open market. Prices do not include brokerage fees.

Reporting Person          Sale/Purchase      Date             No. of Shares    Price Per Share
Austin, for his own         Purchase         6/14/2002                9,100             $3.80
account                         "            6/17/2002                  900             $3.80
                                "            6/20/2002                4,800             $3.75
                                "            6/20/2002                  300             $3.75
                                "            6/21/2002                4,900             $3.75
                                "            7/19/2002                3,300             $3.40
                                "            7/22/2002               11,700             $3.40
                                "            7/23/2002                5,000             $3.40


Reporting Person          Sale/Purchase      Date             No. of Shares    Price Per Share
Austin and El Coronado      Purchase         7/24/2002                6,300             $3.05
Holdings                        "            7/29/2002                4,000             $3.05
                                "            7/29/2002                  100             $2.90
                                "            7/31/2002                3,400            $3.008
                                "            8/01/2002                  500            $3.048
                                "            8/02/2002                  500             $3.01
                                "            8/05/2002                  500             $3.00
                                "            8/06/2002                3,000             $3.00
                                "            8/07/2002                3,000             $3.00
                                "            8/08/2002               23,000             $3.00

     (d) No person other than Austin, has any right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such securities.

     (e) Not applicable.


                                   Signature

     After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date: August 16, 2002            /s/ Josiah T. Austin
                                 ------------------------------------------
                                 Josiah T. Austin,
                                 Individually and as Sole Managing Member of ECH